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                                 Filed by Patapsco Bancorp, Inc.
           Pursuant to Rule 425 under the Securities Act of 1933

                      Subject Company:  Northfield Bancorp, Inc.
                                    Commission File No.: 0-25057




                      May 2000

Dear Stockholder:

     It is with great pleasure that we inform you of our agreement to acquire Northfield Bancorp, Inc., the parent organization of Northfield Federal Savings Bank. This is a stock company with two offices and eleven employees. It has approximately $53 million in assets and is located in the Parkville section of Baltimore County. The transaction is subject to regulatory and Northfield shareholders approval, and we hope to complete it by October 31, 2000.

     The purchase price for Northfield will be a combination of cash and preferred stock. Each share of Northfield Bancorp, Inc. common stock outstanding at the time of the acquisition will be converted into the right to receive $12.50 in cash and 0.24 shares of a newly created class of Patapsco Bancorp, Inc.'s Preferred Stock. The Preferred Stock will be convertible into Patapsco Bancorp's, Inc.'s common stock on a one for one basis, will be redeemable after five years and will pay, until converted or redeemed, a noncumulative 7.5% dividend on its liquidation value of $25.00.

     We are excited by this transaction because Northfield is a Baltimore County institution with similar demographics to the communities we currently serve. It will triple our branch offices and bring our varied product offerings to Northfield's customers. We believe this transaction is a perfect fit with our long-term strategy of controlled growth. We also expect it to yield improved financial results and increased value to Patapsco shareholders, particularly in the next few years as we realize the many efficiencies of combining our organizations.

     Patapsco's earnings for the third quarter ending 3/31/00 were $204,000 or $.60 diluted earnings per share. That was a 5% increase over the same period last year. For the fiscal year to date earnings improved 5% to $576,000. Of special note, during the quarter, the company's assets exceeded $100 million for the first time in our 90-year history. The results of the period are listed on the reverse hereof.

     As we approach the end of our fiscal year on June 30, 2000, we expect to record another year of solid and improved performance. Although we continue to make progress, we realize that we have yet to achieve our desired potential. Your confidence and continued support of the management and employees of your Company is sincerely appreciated.

     As we write this letter, the last trade of our stock was at $20.00.

                         Very truly yours,

                         /s/ Joseph J. Bouffard

                         Joseph J. Bouffard
                         President & Chief Executive Officer

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     This letter contains certain forward looking statements
about the proposed acquisition of Northfield Bancorp, Inc. by Patapsco Bancorp, Inc. These statements include statements regarding the anticipated closing date of the transaction, anticipated cost savings, and anticipated future results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts.
They often include words like "believe," "expect,"
"anticipate," "estimate," and "intend" or future or conditional verbs such as "will," "would," "should," "could" or "may." Certain factors that could cause actual results to differ materially from expected include delays in completing the acquisition, difficulties in achieving cost savings from the acquisition or in achieving such cost savings within the expected time frame, difficulties in integrating Patapsco Bancorp, Inc. and Northfield Bancorp, Inc., increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which Patapsco Bancorp, Inc. and Northfield Bancorp, Inc. are engaged, and changes in the securities markets.

     Patapsco Bancorp, Inc. and Northfield Bancorp, Inc. do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

     SHAREHOLDERS OF NORTHFIELD BANCORP, INC. AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY PATAPSCO WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") IN CONNECTION WITH THE PROPOSED ACQUISITION. THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT PATAPSCO BANCORP, INC., NORTHFIELD BANCORP, INC. AND THE ACQUISITION.

     CERTAIN OFFICERS AND DIRECTORS OF NORTHFIELD BANCORP, INC. WILL BE SOLICITING PROXIES FROM SHAREHOLDERS OF NORTHFIELD BANCORP, INC. IN FAVOR OF THE ACQUISITION. A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS IN THE ACQUISITION, SUCH AS THEIR STOCK OWNERSHIP IN NORTHFIELD BANCORP, INC., WILL BE INCLUDED IN THE PROXY STATEMENT/PROSPECTUS. THE DIRECTORS AND OFFICERS OF NORTHFIELD BANCORP, INC. WHO WILL BE SOLICITING PROXIES ARE G. RONALD JOBSON, J. THOMAS HOFFMAN, GARY R. BOZEL, WILLIAM R. RUSH, E. THOMAS LAWRENCE, JR. AND DAVID G. RITTENHOUSE.

     AFTER IT IS FILED WITH THE SEC, THE PROXY STATEMENT
/PROSPECTUS WILL BE AVAILABLE FOR FREE, BOTH ON THE SEC'S WEB
SITE (WWW.SEC.GOV) AND FROM PATAPSCO BANCORP, INC. AND
NORTHFIELD BANCORP, INC. AS FOLLOWS:

PATAPSCO BANCORP, INC.:
JOSEPH J. BOUFFARD
PRESIDENT AND CHIEF EXECUTIVE OFFICER
PATAPSCO BANCORP, INC.
1301 MERRITT BOULEVARD
DUNDALK, MARYLAND 21222
410-285-9327

NORTHFIELD BANCORP, INC.:
G. RONALD JOBSON
PRESIDENT AND CHIEF EXECUTIVE OFFICER
NORTHFIELD BANCORP, INC.
8005 HARFORD ROAD
BALTIMORE, MARYLAND 21234
410-665-7900

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     Patapsco Bancorp, Inc. and Northfield Bancorp, Inc. also
file annual, quarterly and special reports, proxy statements and other information with the SEC.

     Investors may read and copy any reports, statements or other information filed by each company on the SEC's web site at www.sec.gov or at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.


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FINANCIAL HIGHLIGHTS (unaudited)
Patapsco Bancorp, Inc. and Subsidiary

____________________________________________________________________________________
                                                  For the nine months ended  For the three months ended
                                                          March 31,                 March 31,
                                                  -------------------------  --------------------------
(Dollars in thousands, except per share data)         2000          1999        2000           1999
____________________________________________________________________________________
OPERATING RESULTS:
Interest income                                      $5,795        $5,380       $2,001         $1,781
Interest expense                                      2,658         2,477          935            793
                                                     ------        ------       ------         ------
Net interest income                                   3,137         2,903        1,067            988
Provision for loan losses                               255           170          115             60
                                                     ------        ------       ------         ------
Net interest income after provision
  for loan losses                                     2,882         2,733          952            928
Noninterest income                                      254           181          121             67
Noninterest expense                                   2,194         2,025          739            664
Provision for income taxes                              366           334          129            126
                                                     ------        ------       ------         ------
Net income                                           $  576        $  555       $  205         $  204

PER SHARE DATA:
Net income per share, diluted                          1.75          1.62         0.63           0.60
Book Value per Share                                  28.25         26.77
Stock price                                           20.50         26.00
Stock Prices as a percentage of book value            72.57%        97.12%

PERFORMANCE RATIOS: (1)
Return on average assets                               0.80%         0.82%
Return on average equity                               8.18          7.97
Net Interest Spread                                    3.98          3.82
Net interest margin                                    4.47          4.39


                                                      ___________________________
                                                                   AT
                                                      ___________________________
                                                        March 31,       June 30,
                                                           2000           2000
                                                      ___________________________
BALANCES
Net Loans                                              $ 87,901        $ 77,777
Total Assets                                            101,323          95,328
Deposits                                                 75,187          69,671
Borrowings                                               14,900          13,900
Stockholders' Equity                                      9,290           9,218

CAPITAL & CREDIT QUALITY RATIOS
Stockholders' equity to total assets                       9.17%           9.67%
Allowance for loan losses to total loans                   0.82%           0.80%
Nonperforming assets to total assets                       0.70%           0.22%

________________
(1) Amounts for the nine and three month periods ended March 31, 2000 and 1999 are annualized.

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